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                                                          SEC FILE NUMBER

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                                                            CUSIP NUMBER

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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One):[X]Form 10-K  [ ]Form 20-F  [ ]Form 11-K  [ ]Form 10-Q [ ]Form N-SAR

          For Period Ended: December 31, 1997
          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
          For the Transition Period Ended:
                                           -------------------------------------
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant
                       Voice Powered Technology International, Inc.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
                       18425 Burbank Blvd., Suite 506
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City, State and Zip Code
                       Tarzana, CA 91356

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail to Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
[X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)
                       See explanation attached.

                                                 (Attach Extra Sheets if Needed)
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                                  FORM 12B-25
                          NOTIFICATION OF LATE FILING
                          FOR THE FORM 10-KSB FOR THE
                         PERIOD ENDED DECEMBER 31, 1997


PART III - NARRATIVE

        An extension of time to file Form 10-KSB for the year ended December 31, 1997 is being requested primarily as a result of Voice Powered Technology International, Inc. ("Registrant") having filed for protection under Chapter 11 of the U.S. Bankruptcy Code on September 22, 1997. Registrant has filed a Plan of Reorganization which is currently pending. As a result of Registrant's current status, available accounting resources have been curtailed in order to preserve cash. Further, the bankruptcy process has resulted in additional workload demands on remaining accounting personnel. Lastly, the filing necessitates substantive rewriting of the subject filing to adequately disclose the impact of the bankruptcy proceeding on Registrant's current and future business outlook. As a result of all of the foregoing issues, Registrant has been unable to complete the Form 10-KSB and the accompanying audit associated therewith and hereby requests an extension of time to file until April 15, 1998.

PART IV - NARRATIVE

        Sales have decreased to $3.3 million for the year ended December 31, 1997 from sales of $10.8 million for the prior fiscal year ended December 31, 1996 which is, in part, responsible for the Registrant filing petition for Reorganization under Chapter 11 of the U.S. Bankruptcy Code as noted in Part
III. Subsequent to the filing of said petition, the Registrant recorded material writedowns in inventory, equipment and other deferred costs aggregating to $1.1 million resulting from liquidation of certain assets as well as discontinuing future sales and production of certain product lines.

                               [IBDO LETTERHEAD]


March 30, 1998


Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:  Voice Powered Technology International, Inc.

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Voice Powered Technology International, Inc. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12B-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-KSB for the year ended December 31, 1998 because our Firm has not yet completed our audit of the financial statements of the Registrant for the year ended December 31, 1998 and is therefore unable to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statements made by the Registrant in
Part III of its filing on Form 12b-25 for the year ended December 31, 1998, and agree with the statements made therein as they relate to accounting and auditing matters.


Very truly yours,

/s/ BDO SEIDMAN, LLP
--------------------
BDO Seidman, LLP

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

     Mitchell B. Rubin                            818           757-1100, Ext. 2211
     -----------------------------------------------------------------------------------------------------
              (Name)                          (Area Code)        (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange
     Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months
     (or for such shorter) period that the registrant was required to file such reports) been filed?
     If answer is no, identify report(s)                                                [X]  Yes   No  [ ]


     -----------------------------------------------------------------------------------------------------

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in
     the subject report or portion thereof?                                             [X]  Yes   No  [ ]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                           See explanation attached.

     -----------------------------------------------------------------------------------------------------

                                 Voice Powered Technology International, Inc.
     -----------------------------------------------------------------------------------------------------
                                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    March 31, 1998                            By  /s/ Mitchell B. Rubin
     -------------------------------------------     -----------------------------------------------------
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                                ATTENTION
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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C 1001).
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                                           GENERAL INSTRUCTIONS

1.   This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.   One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with
     Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.   A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.   Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.


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